Exhibit 99.1
Gmarket Reports Fourth Quarter and Full Year 2006 Financial Results
●	Fourth quarter 2006 revenues increased 67 percent to $51.6 million year over year and diluted EPS increased to $0.13 from $0.09 in fourth quarter 2005
●	Fiscal year 2006 revenues increased 119 percent to $166.6 million and diluted EPS increased to $0.37 from $0.12 in 2005
Seoul, South Korea, March 9, 2007 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today its financial and operating results for the fourth quarter and full year ended December 31, 2006.
Gmarket reported total revenues of $51.6 million (Won 47.7 billion) for the fourth quarter of 2006, representing a 67% increase from total revenues of $30.9 million (Won 28.6 billion) for the fourth quarter of 2005.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 53% to $737.4 million (Won 682.4 billion) for the fourth quarter of 2006 compared to $480.8 million (Won 445.0 billion) for the same period in 2005. Transaction fee revenues for the fourth quarter of 2006 were $31.5 million (Won 29.1 billion), representing a 30% increase from $24.2 million (Won 22.4 billion) for the fourth quarter in 2005. Advertising and other non-transaction revenues for the fourth quarter of 2006 were $20.1 million (Won 18.6 billion), representing a 200% increase from $6.7 million (Won 6.2 billion) for the same period in 2005.
Operating income for the fourth quarter of 2006 was $6.6 million (Won 6.1 billion), representing a 120% increase from $3.0 million (Won 2.8 billion) for the same period in 2005.
Net income for the fourth quarter of 2006 was $6.8 million (Won 6.3 billion), representing a 78% increase from $3.8 million (Won 3.5 billion) for the same period in 2005. Earnings per diluted share for the fourth quarter of 2006 increased to $0.13 (Won 124), up from $0.09 (Won 79) for the same period in 2005.
For the year ended December 31, 2006, Gmarket’s GMV increased by 110% to $2,451.1 million (Won 2,268.2 billion), compared to total GMV of $1,168.0 million (Won 1,080.9 billion) in 2005. The Company reported total revenues of $166.6 million (Won 154.1 billion), representing a 119% increase from total revenues of $76.0 million (Won 70.3 billion) in 2005. Operating income was $15.3 million (Won 14.2 billion), representing a 298% increase from $3.8 million (Won 3.6 billion) in 2005. Net income was $17.6 million (Won 16.3 billion) or $0.37 diluted earnings per share, representing a 220% increase from $5.5 million (Won 5.1 billion) or $0.12 per share in 2005.
“2006 was a remarkable year for Gmarket, as we secured the leading market position in Korea, bolstered our global brand with a listing on the NASDAQ, continued to provide the most dynamic e-commerce platform and ended the year with strong momentum heading into 2007,” said Young Bae Ku, Chief Executive Officer of Gmarket. “We are grateful to everyone who contributed to our achievements in 2006 and are striving to make 2007 even more successful.”

During the fourth quarter of 2006, the Company’s registered user base grew to approximately 11.0 million, a 9% increase from 10.1 million registered users at the end of the third quarter of 2006. In addition, the Company averaged 17.1 million monthly unique visitors in the fourth quarter of 2006, a 22% increase from 14.0 million unique visitors during the fourth quarter of 2005.
The Company reported $22.7 million (Won 21.0 billion) of cash provided by operating activities for the fourth quarter of 2006, and finished the year with $183 million (Won 169 billion) in cash, cash equivalents and short term deposits and no debt.
Gmarket expects GMV for fiscal year 2007 to range from $3.3 billion (Won 3.1 trillion) to $3.8 billion (Won 3.5 trillion). For the first quarter of 2007, Gmarket expects GMV to range from $767 million (Won 710 billion) to $811 million (Won 750 billion).
Investor Conference Call / Webcast Details
The Company’s management will review detailed fourth quarter and full fiscal year 2006 results on Thursday, March 8, 2007 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., March 9, 2007 in Seoul, Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1 617 786 2904 Hong Kong: +852 3002 1672 Singapore: +65 6823 2164 U.K.: +44 (0) 207 365 8426 Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available on March 8, 2007 at 9:00 p.m. U.S. Eastern Time (11:00 a.m., March 9, 2007 in Seoul, Korea) through midnight on March 15, 2007 U.S. Eastern Time (1:00 p.m., March 16, 2007 in Seoul, Korea) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 35114009.
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 925.40 to US$1.00, which is the noon buying rate in effect on January 2, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		December 31,		December 31,
	2005		2006		2006
	(Audited)

Assets
Current assets:
Cash and cash equivalents	~~W~~	36,898	~~W~~	34,930	$37,746
Cash on deposit		45,300		134,398	145,233
Restricted cash		2,100		6,400	6,916
Accounts receivable, net		16,244		33,827	36,554
Current held-to-maturity securities		—		4,000	4,322
Other current assets		2,517		5,119	5,531

Total current assets		103,059		218,674	236,302
Long-term financial instruments		5,260		5,000	5,403
Held-to-maturity securities		4,000		—	—
Property and equipment, net		8,188		19,582	21,161
Other assets		551		4,846	5,236

Total assets	~~W~~	121,058	~~W~~	248,102	$268,102

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	93,458	~~W~~	103,599	$111,951
Accounts payable		10,859		19,242	20,793
Deferred revenue		2,180		3,532	3,817
Other current liabilities		4,428		13,462	14,547

Total current liabilities		110,925		139,835	151,108
Accrued severance benefits		428		1,397	1,509

Total liabilities		111,353		141,232	152,617

Preferred shares, convertible		7,339		—	—

Shareholders’ equity:
Common shares		3,040		4,951	5,350
Additional paid-in capital		518		86,445	93,414
Loan to employees for stock purchase		(389)		—	—
Retained earnings (Accumulated deficit)		(803)		15,474	16,721
Total shareholders’ equity		2,366		106,870	115,485

Total liabilities and shareholders’ equity	~~W~~	121,058	~~W~~	248,102	$268,102

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended December 31,					Year Ended December 31,
	2005		2006		2006	2005		2006		2006
Revenues:
Transaction fees	~~W~~	22,389	~~W~~	29,130	$31,478	~~W~~	56,779	~~W~~	99,252	$107,253
Advertising and others		6,195		18,599	20,099		13,556		54,881	59,305

Total revenues		28,584		47,729	51,577		70,335		154,133	166,558
Costs and expenses:
Cost of revenues		13,797		25,619	27,685		36,686		78,954	85,319
Sales and marketing		9,739		11,861	12,817		24,803		46,427	50,169
General and administrative		2,268		4,123	4,455		5,286		14,577	15,752

Total costs and expenses		25,804		41,603	44,957		66,775		139,958	151,240

Operating Income		2,780		6,126	6,620		3,560		14,175	15,318
Other income (expense):
Interest income		630		1,943	2,100		1,393		5,189	5,607
Others, net		(26)		(252)	(273)		—		202	218

Income before income tax expenses		3,384		7,817	8,447		4,953		19,566	21,143
Income tax benefits (expenses)		133		(1,566)	(1,692)		133		(3,289)	(3,554)

Net income	~~W~~	3,517	~~W~~	6,251	$6,755	~~W~~	5,086	~~W~~	16,277	$17,589
Accretion to preferred shares to redemption price		(42)		—	—		(165)		—	—
Amount allocated to participating preferred shareholders		(1,017)		—	—		(1,565)		(1,260)	(1,361)

Net income applicable to common shareholders	~~W~~	2,458	~~W~~	6,251	$6,755	~~W~~	3,356	~~W~~	15,017	$16,228

Earning per share — basic	~~W~~	81	~~W~~	126	$0.14	~~W~~	124	~~W~~	371	$0.40
Earning per share — diluted		79		124	0.13		108		345	0.37

Weighted average number of shares — basic		30,400,000		49,506,210	49,506,210		26,963,014		40,468,471	40,468,471

Weighted average number of shares — diluted		31,143,363		50,495,363	50,495,363		30,939,377		47,177,311	47,177,311

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended December 31,					Year Ended December 31,
	2005		2006		2006	2005		2006		2006
Cash flows from operating activities:
Net income	~~W~~	3,517	~~W~~	6,251	$6,755	~~W~~	5,086	~~W~~	16,277	$17,589
Adjustments
Depreciation and amortization		470		1,165	1,259		1,196		3,347	3,616
Stock-based compensation expense		41		242	261		122		850	918
Provision for bad debt		(58)		220	238		(35)		283	306
Provision for severance benefits		139		261	282		522		1,039	1,123
Cumulative effect of changes in accounting principle		—		—	—		—		(19)	(21)
Deferred tax assets		(254)		(364)	(393)		(254)		(767)	(829)
Provision for loyalty program reserve		812		2,023	2,186		2,114		6,400	6,916
Others, net		2		134	145		2		134	145
Changes in operating assets and liabilities
Accounts receivable		(5,261)		(6,567)	(7,096)		(12,189)		(17,792)	(19,226)
Amounts payable to sellers		32,603		11,340	12,254		69,307		10,141	10,958
Accounts payable		4,562		5,867	6,340		8,174		8,383	9,059
Deferred revenue and advances		579		184	200		1,505		1,352	1,461
Other current assets		(788)		(1,070)	(1,156)		(2,096)		(2,328)	(2,515)
Other assets		(76)		(25)	(27)		(76)		21	22
Other current liabilities		847		1,389	1,499		1,196		2,635	2,848
Payment of accrued severance benefits		(8)		(22)	(24)		(559)		(71)	(76)

Net cash provided by operating activities		37,127		21,028	22,723		74,015		29,885	32,294

Cash flows from investing activities:
Increase in cash on deposit, net		(13,500)		(12,527)	(13,537)		(39,200)		(88,827)	(95,988)
Decrease (increase) in restricted cash, net		600		(600)	(648)		(600)		(4,300)	(4,647)
Increase in long-term financial instruments, net		(5,030)		(30)	(32)		(5,120)		(120)	(130)
Acquisition of held-to-maturity securities		—		—	—		(4,000)		—	—
Purchase of property and equipment		(3,713)		(9,195)	(9,937)		(7,309)		(14,749)	(15,938)
Decrease (increase) in other current assets		(10)		—	—		(15)		47	51
Increase in other assets, net		—		(3,190)	(3,446)		(418)		(3,960)	(4,278)

Net cash used in investing activities		(21,653)		(25,542)	(27,600)		(56,662)		(111,909)	(120,930)

	Three Months Ended December 31,					Year Ended December 31,
	2005		2006		2006	2005		2006		2006
Cash flows from financing activities:
Issuance of common shares, net		—		—	—		695		79,668	86,090
Decrease (increase) in loan to employees for stock purchase		—		—	—		(247)		388	420

Net cash provided by financing activities		—		—	—		448		80,056	86,510

Net increase (decrease) in cash and cash equivalents		15,474		(4,514)	(4,877)		17,801		(1,968)	(2,126)

Cash and cash equivalents
Beginning of year		21,424		39,444	42,623		19,097		36,898	39,872

End of period	~~W~~	36,898	~~W~~	34,930	$37,746	~~W~~	36,898	~~W~~	34,930	$37,746

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006

GMV (in billions)[1]	~~W~~146.58	~~W~~206.63	~~W~~282.68	~~W~~444.96	~~W~~469.15	~~W~~543.75	~~W~~572.95	~~W~~682.35

Registered Users[2]	3,473,605	4,468,150	5,632,350	7,191,356	8,310,737	9,238,701	10,110,874	10,967,445

Average Monthly Unique Visitors[3]	11,240,000	11,493,000	12,716,000	14,024,000	15,179,000	16,543,000	17,051,000	17,130,000

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.